Exhibit 12.2.a

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	Six Months Ended June 30, 2010	Twelve Months Ended June 30, 2010	Years Ended December 31,
			2009	2008	2007	2006	2005
Earnings, as defined:
Income from continuing operations before income taxes, extraordinary item and cumulative effect of change in accounting principle	$604	$1,450	$503	$1,364	$977	$762	$754
Fixed charges as defined	188	387	392	343	332	322	339
Capitalized interest	—	—	—	—	(4)	(9)	(6)

Total earnings, as defined	$792	$1,837	$895	$1,707	$1,305	$1,075	$1,087

Fixed charges, as defined:
Interest charges	$180	$371	$376	$330	$320	$311	$329
Rental interest factor	8	16	16	13	12	11	10

Total fixed charges, as defined	$188	$387	$392	$343	$332	$322	$339

Ratio of Earnings to Fixed Charges	4.21	4.75	2.28	4.98	3.93	3.34	3.21